June 27, 2012

Submitted Via EDGAR Cicely LaMothe Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 Fifth Street, N.E. Washington, D.C. 20549	Phillip A. Reinsch Executive Vice President and Chief Financial Officer

Re:	Capstead Mortgage Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-08896

Dear Ms. LaMothe:

Our revised response to comment number one of the staff’s comment letter dated May 10, 2012 is set forth below. To facilitate your review, the staff’s comment has been set forth in italics and is followed by our response.

Residential Mortgage Investments, page 7

1.

We note your response to comment 4 from our letter dated April 5, 2012. We note that you disclose on page 17 the impact of changes in interest rates on your operating results; however, in future Exchange Act reports, please also provide an analysis of the quantitative impact of changes in interest rates on your portfolio value.

The Company will include the requested disclosure beginning with our filing on Form 10-Q for the quarter ended September 30, 2012.

Please confirm that this change is appropriate and responsive to the Commission’s comment. If you have any further questions concerning this filing, please contact me at (214) 874-2380, via facsimile at (214) 874-2398 or via email at preinsch@capstead.com.

Sincerely,

/s/ Phillip A. Reinsch
Phillip A. Reinsch Executive Vice President and Chief Financial Officer

cc:	Andrew F. Jacobs – Capstead Mortgage Corporation
David Barbour – Andrews Kurth LLP (via email)
Muriel C. McFarling – Andrews Kurth LLP (via email) Howard Altshuler – Ernst & Young LLP (via email)

CAPSTEAD MORTGAGE CORPORATION

8401 North Central Expressway  Suite 800  Dallas, Texas 75225-4410  (214) 874-2380  Fax (214) 874-2398